December 3, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (904) 301-4650

Christine Marx
General Counsel and Corporate Secretary
The St. Joe Co.
245 Riverside Ave., Suite 500
Jacksonville, FL 32202

      Re: The St. Joe Co.
              Definitive 14A
              Filed April 13, 2007
              File No. 1-10466

Dear Ms. Marx:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3357.

              Sincerely,

              Pam Howell
              Special Counsel